Exhibit 99.5

Grupo Éxito Financial Results 4Q24 - FY24 February 27, 2025 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.

• Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on April 30 , 2024 . • The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . • Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation . 2 Note on forward looking statements • This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements .

Agenda ▪ Words from our CEO, Mr. Carlos Calleja ▪ Update on ADS delisting of the NYSE ▪ 4Q24 - FY24 Financial and Operating Highlights ▪ FY24 Financial Performance ▪ Conclusions and Q&A session 3

Words from our CEO Mr. Carlos Calleja

Update on ADS delisting of the NYSE

Rational of the Proposal A more efficient float distribution for all shareholders Focus on maximizing returns to all shareholders Facilitate a more efficient structure Delist and deregister ADS from NYSE, and increase float in Colombia Share base distribution as of December 31, 2024 40,583 shareholders ~ 13.2% float: BRA (BDS): 25,883 sh ~9.7% ~ 74% US (ADS): 3,072 sh 1 ~ 1.6% ~ 12.2% COL: 11,628 sh ~ 1.8% ~ 13.8% Note: 1 BDS representing 4 common shares and 1 ADS 8 common shares. Cama Comercial holds 86.84% in common shares. Report of number of ADS holders as of 11/17/2024 sent by Broadbridge. 1.8% 30 - 12 - 2024 31 - 1 - 2025 2.2% +0.4pp

Delisting ADSs of the NYSE and request of BDRs discontinuation of B3 seeking a more efficient float distribution

Timeline

January 21, 2025

J.P.Morgan

- Effective date of the termination of the ADS program (issuance closed but cancellation books remained open)

grupo éxito

- Common shares continued trading in the BVC

February 14, 2025 (t)

grupo éxito

- Grupo Éxito´s BoD approved the voluntary discontinuation of the BDRs program
- Submission of discontinuation request of the Brazilian Stock Exchange (B3)

March 3, 2025

J.P.Morgan

- 41 days after the termination of ADSs program, JPMorgan shall use its reasonable efforts to sell any remaining ADSs that have not theretofore been surrendered for cancellation

t+30 days (t2)

[B]³

- B3 delivers its evaluation and opinion to the Comissão de Valores Mobiliários – CVM (Brazil´s Securities and Exchange Commission)

CVM

- CVM confirms decision about the request of discontinuation of Exito´s BDR program
- Estimated date up to March 28[1]

No legal term

t2+30 days (t3)

itaú

- With the approval, BDR holders have **up to 30 days** after the release of the notice to the BDR holders to surrender their BDRs for cancellation and conversion into common shares in the BVC
- Estimated date up to May 9[1]

T3 onwards[1]

itaú

- Once the BDR conversion period concludes, the sale of remaining BDRs that have not been submitted for cancellation will begin

Notes: 1 BDS representing 4 common shares and 1 ADS 8 common shares. (1) Period estimated and subject to CVM/B3 approval of the discontinuation of the BDR program

8 Operating and Financial Highlights

The recurring EBITDA performance in 2H24 offset 1H24 result and led to a +2.0% yearly growth excluding FX

Consolidated highlights[1]

FY24	Net Revenue COP $21.9 B (+6.0% excluding FX)	SSS[2] +4.0%	Recurring EBITDA[3] COP $1,624,435 M (7.4% margin; +2.0% excluding FX)	Net Result COP $54,786 M

Financial Highlights

- **4Q Retail Sales growth in LC**: Col 4.1%, Uru +6.1%, Arg -9.6%.
- **FY Retail Sales growth in LC**: Col 2.2%, Uru +5.8%, Arg +61.2%.
- **Gross Profit**: +18.3% to 25.8% margin during 4Q, +2.0% to 25.3% FY, driven by margin gains from Uru (+58 bps FY) and Col (+57 bps) during 4Q24
- **SG&A:** efficiency plan implemented allows a stable margin vs 2023, despite the inflation, index and wages pressures of the year.
- **Net result** affected by slowdown in consumption across the region, macroeconomic adjustments in Argentina and higher non- recurring expenses in Colombia.
- Positive free cash flow when excluding the impact of working capital changes due to the cancellation of the factoring operation

Operating Highlights

- **Omni-channel performance :**
  - **Sales +12.8% in 4Q24 | +7.8% in FY24**
  - **Share 4Q24: 11.5%** (Col 14.6%, Uru 3.4% and Arg 2.7%)
- **Efforts on efficiencies, including the closure of unprofitable stores to boost profitability**
  (12 stores in 4Q24 in Col)

Investment & expansion

- **Capex of COP $331,958M during FY24** 74% allocated to expansion[4]
- Expansion strategy focused on conversions to Éxito and Carulla banners
- **LTM store expansion[4]: 35 stores** (Col 31, Uru 3, Arg 1)

623 stores

1.04 M sqm (-0.3%)

Corporate Governance

- Third and fourth dividend payment in Colombia by COP $25,193 M each
- The scope of two vice-presidencies (Executive and Retail) is now assumed directly by the General Management
- Board of Directors approved to voluntarily delist its American depositary receipts ("ADRs") and Brazilian depositary receipts ("BDRs"), from the New York Stock Exchange (the "NYSE") and the Brazilian Stock Exchange (the "B3")

Notes: (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of 11.9% at Net Revenue and -5.4.% at Recurring EBITDA during 4Q24 and of -2.3% and -2.8%, respectively, during 2024. (2) Excluding FX. (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (4) LTM expansion from openings, reforms, conversions and remodellings.

9

10 Financial Performance

4Q shows a consistent growth in Net Revenues, landing an annual growth of +6.0% excluding FX

Top line performance

Colombia

in COP M	4Q24	4Q23	% Var
Retail Sales	4,437,618	4,264,591	4.1%
Other Revenue	273,023	232,613	17.4%
Net Revenue	**4,710,641**	**4,497,204**	**4.7%**

in COP M	FY24	FY23	% Var
Retail Sales	15,350,761	15,018,909	2.2%
Other Revenue	905,574	816,085	11.0%
Net Revenue	**16,256,335**	**15,834,994**	**2.7%**

Uruguay

in COP M	4Q24	4Q23	% Var	% var exc. FX
Retail Sales	1,102,826	1,058,282	4.2%	6.1%
Other Revenue	17,109	14,802	15.6%	17.7%
Net Revenue	**1,119,935**	**1,073,084**	**4.4%**	**6.3%**

in COP M	FY24	FY23	% Var	% var exc. FX
Retail Sales	4,034,404	4,193,328	(3.8%)	5.8%
Other Revenue	45,255	42,014	7.7%	18.5%
Net Revenue	**4,079,659**	**4,235,342**	**(3.7%)**	**5.9%**

Argentina

in COP M	4Q24	4Q23	% Var	% var exc. FX
Retail Sales	437,752	(147,054)	(397.7%)	(9.6%)
Other Revenue	19,895	(7,558)	(363.2%)	(20.1%)
Net Revenue	**457,647**	**(154,612)**	**(396.0%)**	**(10.1%)**

in COP M	FY24	FY23	% Var	% var exc. FX
Retail Sales	1,479,800	1,014,898	45.8%	61.2%
Other Revenue	65,351	37,908	72.4%	90.6%
Net Revenue	**1,545,151**	**1,052,806**	**46.8%**	**62.2%**

Consolidated

in COP M	4Q24	4Q23	% Var	% var exc. FX
Retail Sales	5,977,996	5,175,618	15.5%	3.3%
Other Revenue	310,028	239,718	29.3%	14.0%
Net Revenue	**6,288,024**	**5,415,336**	**16.1%**	**3.8%**

in COP M	FY24	FY23	% Var	% var exc. FX
Retail Sales	20,864,329	20,226,311	3.2%	5.6%
Other Revenue	1,016,180	895,776	13.4%	14.4%
Net Revenue	**21,880,509**	**21,122,087**	**3.6%**	**6.0%**

Colombia

- **CPI:** 5.2% LT-December (vs 9.3% y/y); National retail sales +1.4% during 2024
- **Internal food inflation** was 0.9 p.p. below the national level of 3.3%
- Net Revenues grew 4.7% in 4Q24, the best performance of the year, showing signs of recovery driven by the food category
- **Food category** at +3.3% in 4Q24 in line with food inflation.
- **Non-food category** +5.8% in 4Q24 with a recovery trend mainly by electronics (+7.1%)
- **Éxito Segment Retail Sales and SSS:** +4.3%, +4.8% in 4Q24 boosted by a good performance in food category (FMGC +2.4%, Fresh +8.4% in 4Q24)

Uruguay

- **CPI:** 5.5% LT-December (vs 5.1% y/y), 5.3% food inflation
- **Retail Sales and SSS in LC**: +6.1%, +5.8% in 4Q24, (+5.8%,+4.4% FY24) supported by a solid commercial strategy
- Fresh Market: 33 stores, +6.8% growth in 4Q24 (61.1% share of total sales). FY24: +5.2% growth (60.3% share).
- **Expansion & Conversions:**
  - ✓ First stand-alone store in Montevideo
  - ✓ "Roosvelt Park" and "Parada 5" reforms
  - ✓ 1 Fresh Market conversion in 4Q24

Argentina

- **CPI:** 117.8% LT-December (vs 209% LT-Sep) , 94.7% food inflation
- **Context:** Devaluation in 2023 impacted 4Q23 results; challenging environment with decreased consumption and intense competition
- **Retail Sales and SSS in LC:** -9.6%, -7.3% in 4Q24 (+61.2%,+38.7% FY24) attributable to a context of lower consumption and a general economic contraction
- **Real estate:** Resilient performance +90.6% growth in LC in FY24. Occupancy levels of 94.6%

Notes: Data in COP includes a -1.8% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -429% in Argentina, respectively during 4Q24, calculated with the closing exchange rate and -9.1% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -9.5% in Argentina, respectively during 2024. SSS in local currency, include the effect of conversions and exclude the calendar effect -1.4% during 4Q24 and -0.8% during 2024 in Colombia (-1.8% and -1.1% in Éxito, 0.0% and 0.2% in Carulla and -0.2% and 0.2% in LC segments, respectively in 4Q24 and 2024), -0.3% in Uruguay and 0.9% in Argentina during 4Q24, and 0.0% in Uruguay and 0.3% in Argentina during 2024.

11

Strategic focus in Colombia Enhancing the customer experience through gradual banner unification, improvement of assortment and the best levers from Wow and Fresh 4 - 5 years plan to convert stores to the main banners in Colombia +2,095 average new products included by store +30% Increase in SKUs available on - the - shelf 5.1% share of new SKU on FMCG sales Assortment unification in FMCG Massification of the assortment to all regions of the country Banner Unification 26 stores intervened potential of 150 stores +12% sales evolution +8.7% growth food sales evolution “The best levers from Wow and Fresh to other stores” Improvement of assortment Innovative levers 15 stores intervened “ +6 New Boutique Arkitect and Bronzini” Renovated section that offers a more comfortable shopping experience “4 Electro - digital Spaces upgrade” +11.8% share of electronics sales

Strategic focus in Colombia Provide savings to customers through the improvement of commercial strategy offering the best alternatives at daily purchases High and Low Thematic days Unbeatable prices 14% sales growth 10% share on total sales +50% sales growth of National Brands SKU +1,000 products offered at the lowest price in the market “Martes del campo” 15.1 M Units since implementation +28% Average same - day sales increase “Miércoles de carnes frescas” 8.6 M Units since implementation +54% Average same - day sales increase “Viernes de celebración” 7.8 M Units since implementation +45% Average same - day sales increase “Better price perception in key buying moments”

COP $438,000 M during FY24 Strategic focus in Colombia Cost and expense optimization initiatives allowed expenditure being flat vs 2023 despite inflation pressures Key Actions Structure simplification Efficiencies in logistics Reduction of energy consumption Contracts renegotiation Improving shrinkage levels Synergies and collaboration with suppliers +0.1% SG&A growth remained below inflation ~5.2% 2024 7.0% 17.2% 3.6% 2.7% 5.2% 13.5% 11.9% 0.1% 5.6% 13.1% 9.3% 5.2% 2021 2022 2023 2024 Revenue Growth SG&A Growth CPI COP $209,000 M during 4Q24 9.3% Inflation as of December 2023 +12% Minimum wage increase for 2024 Savings captured

Best - performing segment: • Food +10.9%, driven by double digit growth in FMCG +12.4% vs 4Q23. • Omnichannel share of 28 . 4 % on the segment ǲ s sales and + 25 % vs 2023 • 31 Fresh Market stores represented a 60 % share on the segment ǲ s sales during 4 Q 24 • One opening, 15 conversions and one reform during FY24 • Food category + 3 . 9 % in 4 Q 24 driven by high single digit growth (+ 8 . 4% ) in Fresh . • Non - food best performing quarter at + 4 . 6 % growth in 4 Q 24 , achieving the FY sales at the same level of 2023 ( - 0 . 1 % vs 2023 ) . • Sales of 34 Éxito WOW stores represented 37 . 5 % on the segment’s sales during 4 Q 24 • Two openings, 10 conversions and two reforms during FY 24 Performance by segment Best - performing quarter due to the food category trend in line with national food inflation and non - food recovery growth at +5.8% vs 4Q23 15 Notes : SSS in local currency, include the effect of conversions and exclude the calendar effect of - 1 . 4 % in 4 Q 24 and - 0 . 8 % in 2024 in Colombia ( - 1 . 8 % and - 1 . 1 % in Éxito, - 0 . 0 % and 0 . 2 % in Carulla and - 0 . 2 % and 0 . 2 % in LC segments, respectively in 4 Q 24 and 2024 . (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 23 . 1 K during 2024 vs $ 49 . 4 K in 2023 . Éxito Carulla Low - cost & Other 1 : • Food contributed to the B2B performance with a +2.7% growth in 4Q24 and 4.9% in FY24. • Aiming to stores’ profitability , strategies focus on implementing the best of each banner’s value proposition and the store portfolio optimization. • 2024 reported $23.1K COP by sale of property development projects compared to $49.4K COP in 2023. FY24 Low - cost & Other (1) - 5.6% 8.4% 2.0% 2.0% - 3.6% 8.2% 2.1% 2.2% 2,289,882 2,643,428 10,417,451 15,350,761 4Q24 Low - cost & Other (1) Variations - 6.3% 10.9% 4.8% 4.4% SSS - 4.0% 10.5% 4.3% 4.1% Total 613,230 759,299 3,065,088 4,437,617 Total MCOP 3,630 3,619 4,265 4,438 3,703 3,709 2.0% - 0.1% 3,505 3,500 2.5% 4.1% 1Q 4Q Sales Evolution Colombia 2Q 3Q 2023 2024 Variation

(1) Include .com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual; the base was adjusted with new channels included: ISOC and Midescuento 6.1 M Orders (+15%) 14.6% Share on Retail Sales 4Q24 COP $654,500 M In Retail Sales (+12.3%) 23.5 M Orders (+21%) 2024 14.7% Share on Retail Sales Omni - channel 1 performance Strong performance of Omni - channel share increased +61 bps to 14.7% driven by the food category (+11%, 13.4% share) 16 Highlights ▪ Sales food: +11.9 in 4Q24 | +11.0% in FY24 ▪ Share on non - food sales 17 . 7 % during FY 24 ▪ Apps : 4 Q 24 COP $ 49 , 659 M (+ 9 . 4% ) FY 24 COP $ 180 , 595 M (+ 27% ) Orders FY 24 729 , 000 ▪ Misurtii app: 4 Q 24 COP $ 31 , 091 M (+ 24% ) FY 24 COP $ 109 , 843 M (+ 39% ) Orders FY 24 140 , 196 ▪ CAGR : 11.8% COP $2.3 Bn In Retail Sales (+6.5%) 13.4% Share on Food Sales 1,462,707 1,492,758 1,764,378 2,146,416 2,286,562 12.5% Omni - channel sales and share on sales 14.1% 11.9% 12.0% 14.7% 2020 2021 2022 2023 2024

Real estate: main business to monetize traffic with solid contribution to margins

Real state performance 2024

Real Estate Business


IKEA
Muebles y decoración
éxito

The most important complementary business and contributor to margins

807,000 sqm of GLA
(33 assets + retail premises)

Occupancy rate[1] 98.0%
(vs. 97.6% YoY)

Revenues from rental and administrative fees
(+13.6% consol, +10.7% Col in 2024)

Viva Malls[2]

Guaranteed income from leases and stable cash flow

- **17** assets
- **580,000** sqm of GLA (72% share)
- **98.5%** occupancy rate



Viva Envigado remains as the largest shopping center in Colombia after the new IKEA store and Jardín Nómada opening

In MCOP	4Q24	4Q23	% Var	YT24	YT23	% Var
Net Revenue	126,871	113,952	11.3%	438,339	398,806	9.9%
Recurring EBITDA	**96,881**	**87,158**	**11.2%**	**297,489**	**265,852**	**11.9%**
Recurring EBITDA Margin	76.4%	76.5%	*-12 bps*	67.9%	66.7%	*121 bps*

Recurring EBITDA grew by 11.9% in Viva Malls

Valuation of Viva Malls COP $3.7 Bn, +10.9% vs 2023

Note: (1) Excluding retail premises GLA (2) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business.

17

Creation and shared value through Complementary Businesses Colombia

Complementary Businesses Colombia


PUNTOS® COLOMBIA

7.8 M
habeas data clients
(+13% y/y)

42,300 M
Redeemed points
(+4% y/y)

 # 1 Brand power according to Kantar

Present in 1/3 of Colombian households

Services for Users:

- Issuance/redemption in more than 4,900 allies
- QR and day to day services payment through point redemption

Services for Allies:

- Employees and sales force incentives
- New products: Media services business and Analytics as service tuya

+1.3 M cards in stock

COP$ 2.1 Bn
Loan Portfolio

AAA rating
Granted for 15 straight years by
FitchRatings

- 8.2% share on our sales in Colombia
- Provision levels and risk coverage showing improvement
- NPL30 reduced in 571 bps vs Dec. 2023

Note: TUYA and Puntos Colombia are 50/50 JV´s with Bancolombia. Figures as of Dec. 2024

4Q Recurring EBITDA grew by +28% excluding FX driving full year to a stable level vs 2023

Operating Performance

	Colombia			Uruguay				Argentina				Consolidated			
in COP M	4Q24	4Q23	% Var	4Q24	4Q23	% Var	% var exc. FX	4Q24	4Q23	% Var	% var exc. FX	4Q24	4Q23	% Var	% var exc. FX
Net Revenue	4,710,641	4,497,204	4.7%	1,119,935	1,073,084	4.4%	6.3%	457,647	(154,612)	(396.0%)	(10.1%)	6,288,024	5,415,336	16.1%	3.8%
Gross profit	1,111,471	1,035,505	7.3%	398,886	381,033	4.7%	6.6%	114,613	(42,712)	(368.3%)	(18.5%)	1,624,970	1,373,826	18.3%	4.8%
Gross Margin	*23.6%*	*23.0%*	*57 bps*	*35.6%*	*35.5%*	*11 bps*		*25.0%*	*27.6%*	*(258) bps*		*25.8%*	*25.4%*	*47 bps*	
Total Expense	(724,180)	(769,682)	(5.9%)	(287,706)	(288,023)	(0.1%)	1.7%	(153,900)	52,964	NA	(11.8%)	(1,165,786)	(1,004,741)	16.0%	(5.0%)
Expense/Net Rev	*(15.4%)*	*(17.1%)*	*174 bps*	*(25.7%)*	*(26.8%)*	*115 bps*		*(33.6%)*	*(34.3%)*	*63 bps*	.	*(18.5%)*	*(18.6%)*	*1 bps*	
Recurring EBITDA	532,211	407,940	30.5%	136,326	112,986	20.7%	22.9%	(30,327)	6,108	NA	50.7%	638,210	527,034	21.1%	28.0%
Recurring EBITDA Margin	*11.3%*	*9.1%*	*223 bps*	*12.2%*	*10.5%*	*164 bps*		*(6.6%)*	*(4.0%)*	*(268) bps*		*10.1%*	*9.7%*	*42 bps*	

	Colombia			Uruguay				Argentina				Consolidated			
in COP M	FY24	FY23	% Var	FY24	FY23	% Var	% var exc. FX	FY24	FY23	% Var	% var exc. FX	FY24	FY23	% Var	% var exc. FX
Net Revenue	16,256,335	15,834,994	2.7%	4,079,659	4,235,342	(3.7%)	5.9%	1,545,151	1,052,806	46.8%	62.2%	21,880,509	21,122,087	3.6%	6.0%
Gross profit	3,598,690	3,558,757	1.1%	1,474,941	1,506,654	(2.1%)	7.7%	459,377	360,632	27.4%	40.8%	5,533,008	5,426,043	2.0%	5.3%
Gross Margin	*22.1%*	*22.5%*	*(34) bps*	*36.2%*	*35.6%*	*58 bps*		*29.7%*	*34.3%*	*(452) bps*		*25.3%*	*25.7%*	*(40) bps*	
Total Expense	(2,981,789)	(2,977,696)	0.1%	(1,106,290)	(1,139,440)	(2.9%)	6.8%	(525,897)	(330,632)	59.1%	75.8%	(4,613,976)	(4,447,768)	3.7%	7.0%
Expense/Net Rev	*(18.3%)*	*(18.8%)*	*46 bps*	*(27.1%)*	*(26.9%)*	*(21) bps*		*(34.0%)*	*(31.4%)*	*(263) bps*		*(21.1%)*	*(21.1%)*	*(3) bps*	
Recurring EBITDA	1,190,697	1,137,730	4.7%	465,712	451,389	3.2%	13.5%	(31,974)	49,300	NA	NA	1,624,435	1,638,419	(0.9%)	2.0%
Recurring EBITDA Margin	*7.3%*	*7.2%*	*14 bps*	*11.4%*	*10.7%*	*76 bps*		*(2.1%)*	*4.7%*	*(675) bps*		*7.4%*	*7.8%*	*(33) bps*	

Colombia

- **GP:** the complementary business contribution and commercial strategy implemented driving FY gap reduced.
- **Recurring EBITDA[1]:** The EBITDA margin increase reflected assertive commercial dynamic and expenditures efficiencies, which allowed SG&A reduced by 46 bps during FY24

Uruguay

- **GP:** annual margin gains (58 bps) mainly from solid sales evolution, supplier negotiation, added to efficiencies in logistic and cost control.
- **Recurring EBITDA[1]:** Expansion of the recurring EBITDA margin (76 bps) from the outcome derived from the evolution of the gross margin.

Argentina

- **GP:** contraction in the margin during the year reflects the inflationary and lower consumption trend, price investment and a higher share of the C&C format (14.3% for 2024)
- **Recurring EBITDA[1]:** a year strongly impacted by lower sales evolution, lower gross margins, higher SG&A and the impact of the strong devaluation during 2023

Consolidated

- **GP:** quarterly result driven by commercial strategy and efficiency plan implemented allowed reduce FY gap.
- **Recurring EBITDA[1]:** grew at 2.0% excl. FX vs FY23 as a result of changing trend in Colombia during 2H24, solid performance in Uruguay and expenditures efficiencies across the region.

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a -1.8% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -429.4% in Argentina, respectively during 4Q24, and of -9.1% and -9.5%, respectively during 2024. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

19

A positive FY Net Result driven by last quarter performance compensated first 9M24 impacts

Net Group Share Result


4Q24 Variations of Group Share Net Result
118,749
90,099
-25,956
7,420
-77,913
-922
34,640
146,117
Net Result 4Q23
Δ Operating Contribution
Δ Non-recurring expenses
Δ NFR
Δ Income Tax
Δ Min Interest.
Δ Income from Associates
Net Result 4Q24


YTD24 Variations of Group Share Net Result
125,998
-59,243
-47,412
2,944
-9,767
-281
42,547
54,786
Net Result YTD23
Δ Operating Contribution
Δ Non-recurring expenses
Δ NFR
Δ Income Tax
Δ Min Interest.
Δ Income from Associates
Net Result YTD24

Highlights

Net result of COP $146, 117 M during 4Q24 reflected:

- Advances in commercial strategy and particularly the operational improvement of retail operations from Colombia and Uruguay partially offset by:
  - Operating performance in Argentina affected by macro and consumer head winds, and
- Positive variation of TUYA share of profit explained by lower provisions due to improvement in non-performance loans

Net Result of COP $54,786 M during FY24 reflected:

- Lower operation contribution from consumption deceleration across the region, inflationary pressures and macroeconomic adjustments in Argentina
- Higher non-recurring expenses explained by the restructuring process in Colombia, and
- Positive effect of TUYA share of profit

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of 11.9% at Net Revenue and -5.4% at recurring EBITDA during 4Q24, and of -2.3% and -2.8%, respectively, during 2024.

20

Positive FCF[2] when excluding effect in working capital of the cancellation of factoring operation

FY24 Leverage and Cash at holding level [1]



Cash (& other assets)
Gross debt (financial liabilities & warranties)
Net financial debt
1.0
-0.8
0.2
0.9
-1.7
-0.8
2023
2024

in thousand million COP	2024	2023	Variation
EBITDA	893	880	1.5%
Lease liabilities amortizations & interests	(445)	(406)	9.7%
Operational results before WK	405	378	7.4%
Change in Tax	7	5	43.8%
Change in working capital	(1,265)	62	NA
CapEx	(98)	(476)	-79.4%
Free cash flow before investments	(952)	(32)	2920.3%
Dividends received	230	154	49.3%
Free cash flow	(721)	123	NA

Leverage and cash highlights

Net Financial debt impacted by:

- Cancellation of special factoring operations to reduce financial cost.
- Operational performance reflected the improved result of the 4Q24 compensated for the challenging 9M24

Partially offset by:

- Higher dividends received from Uruguay
- Effective working capital strategy mainly in inventories and management of accounts payables.
- Focus on efficiencies and optimization of investments to prioritize cash availability.

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re-expressed to be aligned with the financial statements.

21

22 Conclusions

23 The strong quarterly consolidated performance drove full year recurring EBITDA to a stable level vs 2023 and positive net results, driven by end of the year consumption dynamism, cost and expenses efficiencies. Consistent deployment of commercial strategy around conversions, assortment improvement and strong saving initiatives to customers . Colombia posted a double - digit recurring EBITDA margin in 4Q24 (11.3%) driven by advances in commercial strategy to boost revenues (+4.7% in 4Q24) and cost/expenses efficiencies ( - 5.9% in expenses). Annual recurring EBITDA grew by +4.7% to 7.3% margin. Solid omni - channel performance in Colombia boosted by food and non - food sales reaching 6.1 M orders during 4Q24. 2024 reached 14.7% share on sales , growing +6.5%. Consistent real estate contribution to the result with VM Recurring EBITDA +11.9% growth in 2024. After the new IKEA store and Jardín Nómada opening, Viva Envigado remains as the largest shopping center in Colombia. Uruguay, the group's most profitable operation, achieved double - digit EBITDA growth during 4Q24 in LC (+22.9%) supported by consistent Fresh market stores performance and effective cost/expenses management . Results in Argentina impacted by macroeconomic adjustments to address high inflation and 2023 devaluation. Resilient real estate performance with occupancy levels of 94.6%. As of February 14th, the Board of Directors approved the voluntary discontinuation of the BDR program . The decision is aligned with the termination of the ADRs program effective on January 21st, with the purpose to concentrate the liquidity of its securities in Colombia and maximize returns to all its shareholders . FY24 Financial & Operating Conclusions Consistent improvements Q/Q across the region enabled positive result amidst challenging context

Q&A Session 24

Appendices 25

Notes and Glossary Notes: • Numbers are expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values. Glossary: • • • • • • • • • • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. GLA: Gross Leasable Area. GMV: Gross Merchandise Value. Holding: Almacenes Éxito results without Colombian and international subsidiaries. Net Revenue: Total Revenue related to Retail Sales and Other Revenue. Retail Sales: sales related to the retail business. Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect. 26

Ownership Structure Note: Ownership structure as of December 31, 2024. 27

Management Team Carlos Mario Giraldo General Manager Colombia Jean Christophe Tijeras General Manager Uruguay Ramón Quagliata General Manager Argentina 28 Juan Carlos Calleja CEO Grupo Éxito

Sustainability Strategy

Zero Malnutrition Sustainable Trade • Through the Cultivando Oportunidades program, we purchase 84 , 19 % of our fruit and vegetables locally, for a cumulative figure of 88 , 54 % for the year . • 93 , 91 % of our textile garments were acquired locally . • The Paissana brand, a national initiative that promotes productive projects from areas affected by armed conflict, reached a total of $ 1 . 510 . 812 . 239 in sales during the year . ESG initiatives to generate value: economic growth, social development and environmental protection • 18,192 children benefited in nutrition and a total of 68,174 complementary programs. For children served during the year. • 67 , 192 food package donated to children and their family . For an accumulated total of 182 , 897 package for the year . • We are present in 32 departments and 199 municipalities . Our people • 42,813 collaborators accessed employe benefits. • 31,901 employees have received training in various skills during the year. ESG Follow UP Strategy 30 My Planet • 5 , 118 tons of recyclable material collected in the operation, and 139 tons of recyclable material collected from our customers • For a cumulative total of the year of 18 , 850 tons collected in the operation and 909 tons collected from our customers

Consolidated Income Statement Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of 11.9% at Net Revenue and - 5.4% at Recurring EBITDA during 4Q24 and of - 2.3% and - 2.8%, respectively, during 2024. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33 3 ), 1 corresponding to 1,297,864,359 shares.

Income Statement and CapEx by Country Notes : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of 11 . 9 % and - 2 . 3 % at Net Revenue in 4 Q 24 and 2024 , and - 5 . 4 % and - 2 . 8 % at Recurring EBITDA, respectively . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . Data in COP includes a - 1 . 8 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4 Q 24 and - 9 . 1 % in 2024 and - 429 . 4 % and - 9 . 5 % in Argentina, respectively, calculated with the closing exchange rate 32

Consolidated Balance Sheet Note: Consolidated data include figures from Colombia, Uruguay and Argentina. 33

Consolidated Cash Flow Note: Consolidated data include figures from Colombia, Uruguay and Argentina. 34

Holding Income Statement 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). 35

Holding Balance Sheet 1 (1) Holding: Almacenes Éxito Results without Colombia subsidiaries. 36

Debt by country and maturity Note : The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . 1 ) Debt without contingent warranties and letters of credits . (2) Holding gross debt issued 100 % in Colombian Pesos with an interest rate below IBR 3 M + 2 . 0% , debt at the nominal amount . IBR 3 M (Indicador Bancario de Referencia) – Market Reference Rate : 9 . 25% ; other collections included, and positive hedging valuation not included . (3) Debt at the nominal amount . 37

Store number and Retail Sales area Argentina 88,082 15 Libertad 14,872 12 Mayorista 102,954 27 Total Argentina 1 ,036,812 623 TOTAL Note: The store count does not include the 2,502 allies in Colombia. 38 Colombia 622,464 200 Exito 89,519 123 Carulla 22,073 60 Surtimax 51,536 54 Super Inter 52,637 60 Surtimayorista 838,228 497 Total Colombia Uruguay 42,126 65 Devoto 36,763 31 Disco 16,411 2 Geant 330 1 Six or Less 95,630 99 Total Uruguay Banner by country Store number Sales Area (sqm)

Accounts Reconciliations Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Consolidated data in COP includes a - 1 . 8 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 429 . 4 % in Argentina, respectively during 4 Q 24 and a - 9 . 1 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 9 . 5 % in Argentina, respectively during 2024 calculated with the closing exchange rate . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values 39 Free Cash Flow Effects on Results Exchange Rates Effects on Results 202 - 435,550 Net cash flows used in operating activities 131,875 Net cash flows used in investing activities 27,445 Variation of collections on behalf of third parties - 297,260 Lease liabilities paid - 147,990 Interest on lease liabilities paid - 2 Free cash flow

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 1 . 8 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 429 . 4 % in Argentina, respectively during 4 Q 24 and a - 9 . 1 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA and - 9 . 5 % in Argentina, respectively during 2024 calculated with the closing exchange rate 40

Accounts Reconciliations Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia 41 Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense). FY23 FY24 4Q23 4Q24 in COP M 206,236 235,860 70,893 81 ,301 Operating Income (EBIT) 1,708 698 1,275 114 Non - Recurring Income/(Expense) 57,908 60,931 14,990 15,466 Expense D&A 265,852 297,489 87,158 96,881 Recurring EBITDA

Ivonne Windmuller. Chief Financial Officer | IRO +57 (604) 6049696 Ext 306560 iwindmuller@grupo - exito.com Cra 48 No 32 B Sur 139, Viva Envigado Medellín, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.